U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     France Telecom S.A.
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    (Last)                          (First)             (Middle)


    6 Place D'Alleray
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                                    (Street)

    Paris                           France              75505 Cedex 15
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Sprint Corporation (FON)
     Sprint Corporation (PCS)
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3.   IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)


     N/A
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4.   Statement for Month/Year


     12/99
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7. Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                 10.
                                                                                                       9.        Owner-
                                                                                                       Number    ship
                                                                                                       of        Form
                 2.                                                                                    Deriv-    of
                 Conver-                    5.                              7.                         ative     Deriv-   11.
                 sion                       Number of                       Title and Amount           Secur-    ative    Nature
                 or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security         Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    Code V   (A)     (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
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FON Common                                                                  FON
Stock-           1 for 1  12/28/99    p*    244,541 (A)   N/A      N/A      Common    244,541 $45.418  87,254,875  **   D  N/A
Series 3                                                                    Stock-
                                                                            Series 1
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PCS Common                                                                  PCS
Stock-           1 for 1  12/28/99    p*    197,854 (A)   N/A      N/A      Common    197,854 $67.467  28,000,016  **   D  N/A
Series 3                                                                    Stock-
                                                                            Series 1
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Explanation of Responses:



* These transactions represent shares of PCS Common Stock-Series 3 and shares of FON Common Stock-Series 3 of Sprint Corporation ("Sprint") purchased by France Telecom S.A. ("FT") from Sprint pursuant to the equity purchase rights contained in the Amended and Restated Stockholders' Agreement, dated as of November 23, 1998, among FT, Deutsche Telekom AG ("DT") and Sprint.

** FT and DT may be deemed members of a group. FT holds 43,118,018 shares of Class A Common Stock, 44,136,857 shares of FON Common Stock-Series 3 and 6,441,007 shares of PCS Common Stock-Series 3 of Sprint, and DT holds through its subsidiary 43,118,018 shares of Class A Common Stock, 44,464,179 shares of FON Common Stock-Series 3 and 7,127,161 shares of PCS Common Stock-Series 3 of Sprint. FT disclaims beneficial ownership of shares held by DT for reporting purposes on this Form 4. Each share of Class A Common Stock of Sprint can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of PCS Common Stock-Series 3 (or, in certain circumstances, PCS Common Stock-Series 1) of Sprint. Each share of FON Common Stock-Series 3 and PCS Common Stock-Series 3 of Sprint can be converted in certain circumstances into one share of FON Common Stock-Series 1 and PCS Common Stock-Series 1, respectively, of Sprint.



                          FRANCE TELECOM S.A.



                          By:  /s/ Thierry Girard          1/10/2000
                             -----------------------       -------------
                             Name:  Thierry Girard             Date
                             Title: Senior Vice-President
                             **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).